UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BMT Investment Funds

Address of Principal Business Office:

10 South Bryn Mawr Avenue

Bryn Mawr, Pennsylvania 19010

Telephone Number (including area code):

Name and Address of Agent for Service of Process:

Lori Buchanan Goldman

10 South Bryn Mawr Avenue

Bryn Mawr, Pennsylvania 19010

With Copies to:

Fabio Battaglia III

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Ste. 2600

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the Township of Lower Merion and the Commonwealth of Pennsylvania on the 24th day of February, 2017.

BMT Investment Funds

By:	/s/ Stephen M. Wellman
Stephen M. Wellman
Trustee and President